NEWS RELEASE

CURRENT TECHNOLOGY CORPORATION ANNUAL AND SPECIAL MEETING RESULTS AND APPOINTMENT OF OFFICERS

VANCOUVER, British Columbia, July 3, 2006

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation reports the following results at the Annual and Special Meeting of its shareholders held in Vancouver, British Columbia on June 30, 2006:

Motions	Percentage Approval
Appoint auditor	99.13%
Elect Anne Kramer	99.68%
Elect Robert K. Kramer	99.70%
Elect Peter W. Bell	99.43%
Elect Anthony J. Harrison	99.44%
Elect Douglas Beder	99.44%
Elect George A. Chen	99.96%
Approve stock options	95.49%

Over 48% of the outstanding shares were represented at the meeting.

The Board of Directors has appointed the following officers:

Name	Office
Anne Kramer	Chairman of the Board
Robert K. Kramer	President and Chief Executive Officer
George A. Chen	Chief Financial Officer
Anthony J. Harrison	Chief Operating Officer

 The Board of Directors has appointed the following persons to the Audit Committee:
Peter W. Bell, MBA (Chair), Douglas Beder, Ph.D. and Robert K. Kramer, CA, CPA.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100